Annual Notice Dated May 1, 2026
MERRILL LYNCH CONSULTS ANNUITY®
Issued through

Transamerica Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account C

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Merrill Lynch Consults Annuity®, a flexible premium individual deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Merrill Lynch Life Variable Annuity Separate Account C (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89345P309?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2008, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Account Value - The sum of the variable accumulated value and the general account options accumulated value.
Administrative Office or Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - Annuity payments may depend upon the continuation of a person’s life. That person is called the Annuitant.
Annuity Date - The date on which annuity payments begin. The annuity date must occur by the older Annuitant’s 95th birthday.
Beneficiary - The person(s) designated by You to receive payment upon the death of an Owner prior to the Annuity Date.
Contract - One of the variable annuity Contracts offered by this prospectus.
Contract Value – The value of Your interest in the Account.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Owner (You, Your) - The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the Annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each Variable Sub-Account in which we will invest any amounts the Owner allocates to that variable Subaccount.
Separate Account - Merrill Lynch Life Variable Annuity Separate Account C, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract.
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2008, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?	No. The Contract does not impose a surrender charge on early withdrawals.			Features and Benefits of the Contract - Withdrawals and Surrenders
Are There Transaction Charges?
Yes.
Transfer Fee. Before the Annuity Date, You may transfer all or part of Your Contract Value among the Subaccounts up to twelve times per Contract Year without charge. You may make more than twelve transfers among available Subaccounts, but we may charge $25 per extra transfer.
Premium Taxes. State or local premium taxes may be deducted on the Annuity Date or upon withdrawal, surrender, or death, depending on jurisdiction. Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 3.5%.
Summary - Transfers Among Subaccounts Summary - Fees, Charges and Credits Charges, Deductions and Credits
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table - Periodic Charges Other Than Fund Expenses Charges, Deductions and Credits The Funds
	Annual Fee	Minimum	Maximum
	Asset-Based Insurance Charge[1]	1.85%
	Portfolio Company (fund fees and expenses)[2],3	0.64%	1.11%
	Optional Benefit Expenses (if elected)[3]	0.25%
1An asset-based insurance charge which is deducted daily from the net asset value of the Subaccounts.
2As a percentage of Portfolio net assets after expense reimbursements.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
4As a percentage of the average Contract Value over the prior four quarters.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges.

	Lowest Annual Cost $2,538	Highest Annual Cost $3,259
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. This is a variable annuity, which means the value of Your investment is based on the performance of the underlying investment options (Subaccounts). These Subaccounts invest in portfolios of stocks, bonds, and other securities, and their values can fluctuate daily. Poor performance of these investments can result in a decrease in Your Contract Value, and You may lose some or all of the money You invest.
Investments of the Account
Is This a Short-Term Investment?
No. This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. This variable annuity is designed as a long-term investment to help meet retirement and other long-range financial goals. It offers tax-deferred growth and optional death benefit protections, but it is not intended for short-term trading or liquidity needs.
How does this annuity work?
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract. These include:
  Variable Options invest in underlying Portfolio Companies, and their performance depends on market conditions and fund management. Poor performance can reduce Your Contract Value.
  Fixed Options may offer guaranteed interest rates but can carry risks such as inflation risk or interest rate risk.
  Each investment option has unique risks such as market volatility, credit risk, interest rate risk, and management risk. You should carefully review the available investment options and their prospectuses before making an investment decision.
  We may substitute a different investment option for any of the current funds which may happen due to a change in laws or regulations, or a change in the Portfolio’s investment objectives or restrictions, or because the Portfolio is no longer available for investment.
  We may also add new Subaccounts to the account, eliminate Subaccounts, deregister the account or make any changes required by the 1940 Act.
Investments of the Account
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the issuing insurance company.
  All obligations under the Contract—including guarantees, annuity payments, and any benefits under Fixed Options—are subject to the financial strength and claims-paying ability of the Insurance Company. If the company becomes unable to meet its obligations, Your benefits may be at risk.
  The performance of the investment options are not guaranteed by any affiliated or unaffiliated entity.
  While assets in the Separate Account are segregated from the company’s general account and other liabilities, the guarantees provided under the Contract are not backed by those assets but by the general financial strength of the insurance company.
More information about Transamerica Life Insurance Company (formerly Merrill Lynch Life Insurance Company), including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Merrill Lynch Life Insurance Company Investments of the Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes.
  You may transfer Contract Value among Subaccounts up to12 times per Contract Year without charge. Additional transfers may be subject to a $25 fee per transfer.
  You may allocate Your premium payments and Contract Value among the available Subaccounts, each of which corresponds to a specific investment portfolio.
  The Insurance Company reserves the right to add or remove Subaccounts at any time, close Subaccounts to new premium allocations or transfers and to substitute investment options if a portfolio is no longer suitable or available, subject to regulatory approval.
  Transfers are subject to disruptive trading procedures, which may limit frequent or short-term trading to protect fund performance.
  Such transfers may dilute the value of the fund shares, interfere with the efficient management of the funds’ investments, and increase brokerage and administrative costs of the funds.
Charges, Deductions and Credits - Transfer Charges Features and Benefits of the Contract - Disruptive Trading
Are There any Restrictions on Contract Benefits?
Yes.
  The Guaranteed Minimum Death Benefit (GMDB) is subject to specific formulas and conditions. It may be reduced by “adjusted” withdrawals, which can reduce the benefit by more than the amount withdrawn.
  If withdrawals exceed certain thresholds (e.g., more than 5% of the GMDB in a Contract Year), the GMDB may be proportionally reduced, not just dollar-for-dollar.
  The GMDB may also be affected by changes in ownership or Annuitant designation, especially if the new Owner is age 80 or older.
  The Estate Enhancer Benefit is no longer available for new Contracts, but if previously elected it may be terminated upon annuitization, full surrender and certain ownership changes. Withdrawals and poor investment performance can reduce or eliminate the value of this benefit. The benefit is capped at a percentage of net premiums and may be less than expected if gains are low or withdrawals are high.
  Withdrawals must leave at least $5,000 in the Contract.
  Systematic withdrawals must be at least $100 per payment.
  Excessive withdrawals may terminate benefits or reduce them disproportionately.
  Transamerica reserves the right to modify or terminate benefits in response to regulatory changes, substitute investment options or change Subaccount availability and to adjust fees and charges within contractual limits.
In some cases, a benefit may not be available through all financial intermediaries or all states. For more information on the options available for electing a benefit, please contact Your financial intermediary or our Administrative Office.
Charges, Deductions and Credits - Additional Death Benefit Charge Features and Benefits of the Contract
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult with a qualified tax adviser to understand how the tax rules apply to Your specific situation. Tax treatment can vary based on Your individual circumstances, including whether the Contract is held in a qualified or non-qualified account.
  If the Contract is purchased through a tax-qualified plan or an individual retirement account (IRA), there is no additional tax benefit from the annuity itself. These plans already offer tax-deferred growth, so the annuity’s tax deferral feature is redundant in this context.
  Withdrawals from the Contract are generally taxed as ordinary income to the extent they exceed Your investment in the Contract (i.e., Your cost basis). If You withdraw Your entire Contract Value, only the portion that exceeds Your investment is taxable. Annuity payments are partially taxable: a portion is considered a return of Your investment (non-taxable), and the rest is taxed as ordinary income.
  Withdrawals made before age 59 ½ may be subject to a 10% federal penalty tax on the taxable portion, unless an exception applies (e.g., death, disability, or certain periodic payments.). This penalty is in addition to ordinary income tax.
  Death benefits, including any optional benefits like the Estate Enhancer, are generally taxable to the beneficiary to the extent they exceed the Contract Owner’s investment in the Contract.
Federal Income Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Investment professionals who sell the Contract may receive compensation based on the sale. This compensation structure can create financial incentives that may influence their recommendations.
  Financial Advisers may receive commissions based on a percentage of each premium paid, a percentage of the Contract Value or a one-time commission on the Annuity Date.
  There may also be revenue sharing and affiliate compensation where the broker dealers and TCI (the distributor) may share commissions. District annuity specialists receive compensation based on regional sales performance of each premium.
  Financial Advisers and their managers may also qualify for bonuses, insurance benefits, financing arrangements and non-cash items such as trips, seminars, entertainment and merchandise.
Because compensation may vary by product, investment professionals may have a financial incentive to recommend this Contract over other investment options—even if another product might better suit Your needs.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Other Information - Selling the Contract
Should I Exchange My Contract?
Some investment professionals may receive compensation for selling a new Contract, which can create a financial incentive to recommend replacing Your existing annuity Contract with a new one. While there may be valid reasons to consider an exchange—such as improved features, lower fees, or better investment options—it’s important to evaluate the decision carefully.

Before exchanging Your current Contract, You should compare features by reviewing the benefits, guarantees and optional riders of both Contracts, consider ongoing fees, surrender charges and any new charges association with the new Contract , assess the risks by understanding the difference of investment options and guarantees between the two Contracts, consider tax implications and verify whether Your existing Contract may impose penalties for early termination.

You should only proceed with an exchange if, after a thorough comparison, You determine that the new Contract better meets Your financial goals and needs than continuing with Your current one.
Other Information - Selling the Contract

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89345P309?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to preserve capital, maintain liquidity and achieve the highest possible current income consistent with the foregoing.	BlackRock Government Money Market V.I. Fund - Class I Advised by: BlackRock Advisors, LLC; Sub-Advised by: BlackRock Investment Management, LLC(2)	0.64%	4.06%	3.05%	1.99%
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Mid Cap Value Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.90%	14.18%	11.18%	10.44%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek capital appreciation with current income as a secondary objective.	Transamerica BlackRock Tactical Allocation VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.97%	11.72%	5.42%	6.81%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	1.06%	9.51%	9.29%	9.53%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
To seek to provide investors with long-term capital growth.	Transamerica TSW Mid Cap Value Opportunities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.01%	9.36%	9.05%	8.36%
To seek to maximize long-term growth.	Transamerica US Growth - Class A Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	1.00%	10.75%	10.60%	15.20%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2008, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street S.W.
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-232466
EDGAR Contract Identifier No. is #C000214630